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                           November 12, 2020

       Roger D. Tung, Ph.D.
       President and Chief Executive Officer
       CONCERT PHARMACEUTICALS, INC.
       65 Hayden Avenue, Suite 3000N
       Lexington, MA 02421

                                                        Re: CONCERT
PHARMACEUTICALS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed November 5,
2020
                                                            File No. 333-249862

       Dear Dr. Tung:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Sarah Ashfaq, Esq.